UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

DECKERS OUTDOOR CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	000-22446	95-3015862
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

250 Coromar Drive, Goleta, California	93117
(Address of principal executive offices)	(Zip Code)

David E. Lafitte, General Counsel	(805) 967-7611
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 - Conflict Minerals Disclosure and Report
This Form has been prepared by Deckers Outdoor Corporation (herein referred to as “Deckers,” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended. Deckers is a global leader in designing, marketing and distributing innovative footwear, apparel and accessories. The Company’s portfolio of brands includes UGG®, Teva®, Sanuk®, TSUBO®, Ahnu®, MOZO® and HOKA ONE ONE®. We conducted an analysis of our products and found that tin, tantalum, tungsten or gold (“3TG” or the “Conflict Minerals”) are found in very few of our product lines, supplied by just four suppliers. The information supplied to us by these suppliers indicates that none of these four suppliers source their 3TG from the Democratic Republic of Congo or the adjoining countries.
Item 1.02 – Exhibits
A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is publicly available at www.deckers.com under the Investor Information link.
Section 2 – Exhibits
Item 2.01 - Exhibits
The following exhibit is filed as part of this report.
Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DECKERS OUTDOOR CORPORATION

By:	/s/ David E. Lafitte	June 2, 2014
General Counsel